Exhibit 2.1

Sale and Purchase Agreement

between

1.	Mr. Eckart Suhl, Siriusweg 31, 22391 Hamburg,

2.	Mr. Andreas Coburger, Schrammsweg 8, 20249 Hamburg,

3.	Mr. Oliver Burmester, Erdkampsweg 80, 22335 Hamburg,

– hereinafter referred to as “Sellers” –

and

PALME Verwaltungsgesellschaft mbH, Mexikoring 33, 9. OG, 22297 Hamburg

– hereinafter referred to as “Buyer” –

and

Sonic Innovations Inc,

a stock corporation under the law of the state of Delaware, U.S.,

2795 East Cottonwood Parkway, Suite 660, Salt Lake City, Utah 84121-7036, U.S.,

– hereinafter referred to as “Guarantor” –

Schedule of Annexes

Annex 1a	—	Pending claims against health insurance companies as at Transfer Date.
Annex 1b	—	Security Assignment Contract.
Annex 2	—	Contracts of Employment for Messrs. Coburger and Burmester.
Annex 3	—	Memorandum and Articles of Association.
Annex 4	—	Company shareholdings in other companies.
Annex 5	—	Leases, leasing agreements, rental agreements and trust receipt agreements (transfer of ownership by security) concluded by the company.
Annex 6	—	Balance sheet assets pledged as security.
Annex 7	—	Audited annual Company accounts to 31.12.2002.
Annex 8	—	List of existing company insurance policies.
Annex 9	—	Long-term liabilities of the company.
Annex 10a	—	Pending lawsuits against the Company.
Annex 10b	—	Pending lawsuits filed by the Company with an individual value of more than €10,000.00.
Annex 11	—	List of company employees.
Annex 12	—	Bank powers of attorney
Annex 13	—	List of contracts and undertakings concluded in writing or verbally by the company.
Annex 14	—	Contracts concluded verbally with ENT doctors and their companies.
Annex 15	—	Intellectual property rights of the Company.
Annex 16	—	Court rulings and / or official measures which could give rise to restrictions or impediments to the existing business of the Company
Annex 17	—	Tax Return 2002.

Preamble

The Sellers are the sole shareholders of Sanomed Handelsgesellschaft mbH (hereinafter referred to as “Company”) based in 22305 Hamburg, Drosselstrasse 1, and registered in the Companies Register of the Hamburg Municipal Court under HR B 41 318.

The object of the Company is the wholesale and retail trade in technical medical goods and other products – with the exception of goods requiring authorization – as well as the work of acoustic technicians for hearing aids.

The parties agree that the Sellers’ aforementioned shares in the Company will be sold by the Sellers to the Purchaser and duly transferred to the latter.

The parties therefore conclude the following Sale and Purchase Agreement (“Sale and Purchase Agreement”):

§ 1 Shares

1.	Mr. Eckart Suhl is the holder of a fully paid up share in Sanomed Handelsgesellschaft mbH, registered in the Companies Register of the Hamburg Municipal Court under HR B 41 318, with a par value of € 51,000.00.

2.	Mr. Andreas Coburger is the holder of a fully paid up share in Sanomed Handelsgesellschaft mbH, registered in the Companies Register of the Hamburg Municipal Court under HR B 41 318, with a par value of € 34,000.00.

3.	Mr. Oliver Burmester is the holder of a fully paid up share in Sanomed Handelsgesellschaft mbH, registered in the Companies Register of the Hamburg Municipal Court under HR B 41 318, with a par value of € 15,000.00.

4.	The entire capital stock of the Company therefore amounts to € 100,000.00. The original capital stock of the Company, amounting to a total of € 30,677.51, was increased, pursuant to a shareholder resolution dated 13 February 2003, to € 100,000.00 by way of a cash capital increase. The notarial authentication of the capital increase took place on 13th February 2003. The capital stock is fully paid up.

§ 2 Sale, Assignment

1.	The Sellers, Messrs. Eckart Suhl, Andreas Coburger and Oliver Burmester, hereby sell their shares, referred to in Clause 1, in Sanomed Handelsgesellschaft mbH with par values of € 51,000.00, € 34,000.00 and € 15,000.00 respectively to the Purchaser. The Sellers hereby assign the said shares to the Purchaser. The latter hereby accepts the assignment. Included in the sale are the rights to receive profits of the Company that have not yet been paid out.

2.	The sale shall take effect on the date of receipt of the fixed purchase price in accordance with Clause 3 sub-clause 3, at 24.00 hours (“Transfer Date”).

3.	The assignment of the shares shall be subject to condition precedent that the Fixed Purchase Price is paid in full in accordance with Clause 3 sub-clause 3.

4.	The Sellers Suhl, Coburger and Burmester, as the only shareholders in Sanomed Handelsgesellschaft mbH, hereby give their consent to the sale and assignment, in accordance with Clause 8 sub-clause 2 of the Memorandum and Articles of Association, and waive in this regard their right of preemption under Clause 8 sub-clause 4 Memorandum and Articles of Association.

§ 3 Purchase Price

1.	The purchase price payable to the Sellers in respect of the shares under Clause 1 amounts to

€ 15,200,000.00.

(in words: fifteen million, two hundred thousand euros).

The final amount of the purchase sum will be based on the provisions of Clause 4.

2.	The purchase price under Clause 3 sub-clause 1 above shall be payable in total to the three Sellers as follows:

–	Seller: Eckart Suhl.
Amount: € 7,752,000.00.
Bank details: Deutsche Bank; Sort Code 200 700 24; Account N°.

–	Seller: Andreas Coburger.
Amount: € 5,168,000.00.
Bank details: Citibank; Sort Code 300 209 00; Account N°.

–	Seller: Oliver Burmester.
Amount: € 2,280,000.00.
Bank details: Vereins- und Westbank; Sort Code 200 300 00; Account N°.

3.	The purchase price under Clause 3 sub-clause 1 above shall initially be payable as a “Fixed Purchase Price” as follows:

–	Seller: Eckart Suhl.

Amount: € 7,752,000.00.
–	Seller: Andreas Coburger.

Amount: € 2,379,120.00.
–	Seller: Oliver Burmester.

Amount: € 1,068,880.00.

The Purchaser shall transfer the fixed purchase price to the nominated bank accounts of the Sellers within fourteen man-days of the conclusion of this Sale and Purchase Agreement (“payment period”). The Sellers are to be informed by fax of the transfer (+49-40-61.55.20).

4.	The Sellers undertake to inform the Buyer immediately by fax (001-801-365.30.02) when the payments arrive in their bank account.

5.	The effectiveness of this Sale and Purchase Agreement shall be subject to a condition subsequent, that being the non-payment of the Fixed Purchase Price within the payment period. Should the condition subsequent occur, the Buyer should pay all costs of this Sale and Purchase Agreement including the fees of the Sellers’ professional advisers.

6.	The outstanding purchase price share for the two sellers Coburger and Burmester together in the amount of € 4.00 million shall be payable as follows:

6.1.	Purchase price installment 2004: €1.25 million on 1 August 2004 or conclusion of the procedure under Clause 4 sub-clause 2.2, whichever is the sooner

6.2.	Purchase price installment 2005: €1.25 million or 2.50 million (cf. Clause 4 sub-clause 1.3) on 1 August 2005 or conclusion of the procedure under Clause 4 sub-clause 2.2, whichever is the sooner.

6.3.	Purchase price installment 2006: € 1.50 million or 4.00 million (cf. Clause 4 sub-clause 1.5) on 1 August 2006 or conclusion of the procedure under Clause 4 sub-clause 2.2, whichever is the sooner.

Each of the purchase price installments shall be divided between Coburger (69%) and Burmester (31%). These sums must be paid, to the bank accounts designated in accordance with Clause 3, sub-clause 2, by the due date.

§ 4 Subsequent Reduction in Purchase Price

1.	The purchase price pursuant to Clause 3 sub-clause 1 is based on expectations – existing at the time of concluding the Sale and Purchase Agreement – concerning the revenues of the Company between 2003 and 2006. In the event that these expectations are not met, the purchase price will therefore reduce for the Sellers Coburger and Burmester in respect of the purchase price installments pursuant to Clause 3 sub-clause 6 as follows:

1.1	Purchase price installment 2004 for calendar months June 2003 to May 2004 (“calendar period 2003”):

Net revenue of the Company from 01.06.2003 to 31.05.2004 in millions	Purchase price installment in millions
€22.00	€1.25
€21.50	€1.00
€21.00	€0.75
€20.50	€0.50
less than €20.50	No purchase price installment

1.2	Purchase price installment 2005 for calendar months June 2004 to May 2005 (“calendar period 2004”):

Net revenue of the Company from 01.06.2004 to 31.05.2005 in millions	Purchase price installment in millions
€24.00	€1.25
€23.50	€1.00
€23.00	€0.75
€22.50	€0.50
less than €22.50	No purchase price installment

1.3	Alternative purchase price installment 2005 for calendar periods 2003 and 2004:

In the event that the net revenue in one of the calendar periods 2003 or 2004 does not reach the limit for the full purchase price installment, but the total net revenue of the Company for both calendar periods nevertheless amounts to the values below, the purchase price installment 2005 shall be calculated as follows, as an alternative to Clause 4 sub-clauses 1.1 and 1.2:

Cumulative net revenues of the Company from 01.06.2003 to 31.05.2003 in millions	Purchase price installment in millions
€46.00	€2.50
€45.00	€2.00
€44.00	€1.50
€43.00	€1.00
less than €43.00	No purchase price installment under Clause 4, sub-clause 1.3

Payment claims under Clause 4, sub-clauses 1.1 or 1.2 shall be deducted from any payment made under Clause 4, sub-clause 1.3.

1.4	Purchase price installment 2006 for calendar months June 2005 to May 2006 (“calendar period 2005”):

Net revenues of the Company from 01.06.2005 to 31.05.2006 in millions	Purchase price installment in millions
€26.00	€1.50
€25.50	€1.25
€25.00	€1.00
€24.50	€0.75
less than €24.50	No purchase price installment

1.5.	Alternative purchase price installment 2006 for calendar periods 2003, 2004 and 2005:

In the event that the net revenue in one or two of calendar periods 2003, 2004 or 2005 does not reach the limit for the full purchase price installment, but the total net revenue of the Company for the three years nevertheless amounts to the values below, the purchase price installment 2006 shall be calculated as follows, as an alternative to Clause 4 sub-clauses 1.1, 1.2, 1.3 or 1.4:

Cumulative net revenue of the Company from 01.06.2003 to 31.05.2006 in millions	Purchase price installment in millions
€72.00	€4.00
€70.50	€3.25
€69.00	€2.50
€67.50	€1.75
less than €67.50	No purchase price installment under Clause 4 sub-clause 1.5

Payment claims under Clause 4, sub-clauses 1.1, 1.2, 1.3 and 1.4 shall be deducted from any payment made under Clause 4, sub-clause 1.5.

2.	The following applies with respect to the calculation of net revenue under Clause 4, sub-clauses 1.1 to 1.5:

2.1.	The term “net revenue” (Umsatzerloese) in this context is based on the definition in Section 277 (1) of the German Commercial Code (HGB) as applicable at the time of conclusion of the Sale and Purchase Agreement.

2.2.	If and insofar as the Sellers, Coburger and / or Burmester, have justified objections to the Company’s total net revenue determined by the Purchaser for calendar periods 2003, 2004 or 2005, and the parties cannot reach agreement in this respect, a binding decision shall be made by two accountants, one of which shall be appointed by the Purchaser, the other jointly by the Sellers, Coburger and Burmester. If and insofar as the said accountants are unable to reach agreement, a third accountant, appointed by the Institute of Accountants in Düsseldorf, shall reach a binding decision. Any costs incurred in this respect shall be born by the parties in accordance with Sections 91 ff of the German Code of Civil Procedure (ZPO).

3.	Sonic Innovations Inc. will supply hearing aids to the Company. If, in any one calendar period, Sonic Innovations Inc. fails to fulfill, or only partly fulfills, its delivery obligations, to be agreed upon between the Purchaser and the Company, the Sellers Coburger and Burmester will be entitled to the full purchase price installment according to Clause 4, sub-clauses 1.1 to 1.5, which could have been achieved by the Company if the delivery obligations had been properly fulfilled. This shall not apply if Sonic Innovations Inc. was unable to fulfill its delivery obligations for reason of force majeure.

4.	The Sellers Coburger and Burmester shall remain with the Company under contracts of employment pursuant to Clause 6. If, in the event of termination by the Company of one or both contracts of employment during the calendar periods 2003 to 2005, a non-appealable court judgment holds that there was no important reason justifying such termination, the Seller concerned shall receive his full purchase price entitlement pursuant to Clause 3 sub-clause 2, irrespective of the net revenue. Any payments already made shall be deducted from this sum. The Buyer shall be subject to the same obligation in the event that the Seller/s Coburger and/or Burmester terminate the contract and a non-appealable court judgment holds that there was an important reason for termination.

The same obligation for the Purchaser arises, if the Seller/s Coburger and/or Burmester lose their life or become permanently and totally disabled.

§ 5 Subsequent Increase in Purchase Price on Realization of Pending Claims against Health Insurance Companies.

1.	As of the Transfer Date, the Company is entitled to the claims (receivables), set out in Annex 1a (amount, health insurance company, state of proceedings), against health insurance companies. Some of these claims are pending in court, in some, the insurance companies have waived their right to plead the statute of limitations. Details are shown in Annex 1a. The claims include VAT the Company has paid in full to the tax authorities. The Company has entered the claims as allowance for bad debts with a net account receivable value of “0” in the balance sheet for 2002.

2.	In addition to the purchase price under Clause 3, the Buyer shall pay the Sellers—in proportion to the shares in capital stock held by them as stated in Clause 1 sub-clause 1 to 3—an additional purchase price for payments received by the Company in connection with the claims set out in Annex 1a. The additional purchase price shall be calculated as follows:

2.1	Additional purchase price obligation of the Buyer = payments received by the Company in connection with the claims set out in Annex 1a less the collection expenses of the Company which are to be charged to the Sellers pursuant to Clause 5 sub-clause 2.2 less taxes (corporation tax, solidarity tax, trade tax) payable by the Company in the assessment year of realized receivables (loss of the need of depreciation or payment receipt).

2.2	“Collection expenses” to be charged to the Sellers are costs of the legal action or other costs incurred by the Company in connection with these claims, so far as these have not already been reported in the 2002 annual financial statements and/or have not already been paid as at the record date and these additional costs are in excess of a total of €100,000.00.

2.3	Payments in respect of the entitlement to interest or compensatory damages arising from the claims described in Annex 1a or resulting from the claims for damages against the lawyers instructed by the Company shall be regarded as payments received within the meaning of Clause 5 sub-clause 2.1.

3.	As the future sole shareholder of the Company, the Buyer shall ensure that the Company continues to conduct the legal proceedings listed in Annex 1a on behalf of the Sellers in accordance with proper business practice and informs the Sellers at regular intervals on the progress of the proceedings. It shall also ensure that measures to bring proceedings to an end and any decision not to appeal shall only be taken with the agreement of the Sellers. The Sellers shall have the right to inspect the files at any time to inform itself as to the status of the proceedings. This right also includes inspection of files belonging to the lawyers acting for the Company and the Company files.

4.	Following the final and absolute conclusion of any of the proceedings, the Buyer shall provide the Sellers with a corresponding statement of account and transfer any further purchase installment within 30 days after reception by the Company to the bank accounts designated under Clause 3, sub-clause 2.

5.	In the event of defeat by the Company, the Sellers shall be jointly and severally liable for the costs incurred by the Company, so far as these are not covered by the sum referred to in Clause 5 sub-clause 2.2. The Buyer is entitled to offset its claims for reimbursement against payment claims of the Sellers.

6.	In order to secure the right to subsequent payment of the purchase price under Clause 5, sub-clause 2, the Company shall assign the claims set out in Annex 1a to the Sellers in accordance with the agreement contained in Annex 1b.

§ 6 Transfer of the Company to the Purchaser

As from the Transfer Date (Clause 2 sub-clause 2), Messrs. Coburger and Burmester shall remain as employees of the Company for at least three more years and, for this purpose, shall conclude the Contracts of Employment attached in Annex 2.

§ 7 Ban on Competition

1.	The Sellers undertake to refrain from entering into competition with the Company, either directly or indirectly, for a period of 5 years after the Transfer Date. They are forbidden from working, either directly or indirectly, for a business which competes with the Company, that is a business with the same or similar objectives, whether as managing director, employee, freelancer or consultant, or to hold shares in such a company allowing him to exercise material influence over that company. A shareholding of less than 1% is not considered material.

2.	The ban on competition under Clause 7, sub-clause 1 shall be geographically limited to the territory of the European Union including the candidate countries, Norway and Switzerland.

3.	In the event of a breach of the foregoing ban on competition, the Sellers severally undertake to pay an individual contractual penalty to the Purchaser, in respect of every breach committed by the respective Seller, which shall be determined by the Purchaser in accordance with reasonably exercised discretion and should amount to at least € 50,000.00. In the event of a permanent breach, the contractual penalty under sentence 1 shall be incurred repeatedly for each month of the breach or part thereof. Where the Sellers object to the penalty fixed by the Purchaser, the competent court shall determine the penalty. The Purchaser’s right to claim damages and interim injunctive relief and / or other legal remedies shall remain unaffected. Contractual penalties, which have been incurred, shall be set off against any damages claims.

§ 8 Net Worth Guarantee

1.	The Sellers guarantee a balance sheet net worth on the Transfer Date of € 100,000.00 (in words: one hundred thousand Euro). The term “net worth” (Eigenkapital) in this context is based on the definition in Sections 272 and 266 (3) A) of the German Commercial Code (HGB).

§ 9 Sellers’ Guarantee on Company Law Matters

As of the date of the Sale and Purchase Agreement (“Signing Date”), the Sellers provide the following guarantees and warranties:

1.	The Company is a fully operational limited liability company (GmbH), incorporated in accordance with the law of the Federal Republic of Germany. The Memorandum and Articles of Association shall continue to apply without alteration as per the version contained in Annex 3.

2.	The capital stock of the Company is fully paid up; there have been no repayments (including concealed ones) from funds required to maintain capital stock. For further details we refer to page 23 of the auditor’s report on the annual financial statement for the Company dated 31.12.2002.

3.	The Sellers have entire ownership of all shares in the Company. The shares sold are legally valid and are owned by the Sellers free of third-party rights (in particular mortgages, liens, preemption rights, options or trusts). Each of the Sellers is entitled, without restriction, to sell and otherwise dispose of the shares sold by him.

4.	There are no inter-company agreements between the Company and third parties within the meaning of Sections 291 et seq. Companies Act (AktG).

5.	With the exception of the shares listed in Annex 4 the Company does not hold any shares in other companies.

6.	The Company is neither over-indebted nor insolvent.

7.	No insolvency proceedings have been requested or instituted against the assets of the Company nor has such an application been rejected due to lack of assets. No circumstances exist which would justify avoidance of the sale of the shares under the provisions of the Insolvency Rules or the Avoidance Act.

8.	The regular shareholders’ meetings have been duly held. The Sellers are not aware of a failure to pass any essential shareholder resolutions. There are no shareholder resolutions relating to the repayment of the Company’s capital.

§ 10 Sellers’ Guarantee on the Financial Position of the Company

As of the Signing Date, the Sellers provide the following guarantees and warranties:

1.	All items, which are essential for running the business of the Company, are in serviceable condition for the purposes of operational use, taking account of usual wear and tear.

2.	The items required for the uninterrupted continuation of the business are owned by and in the possession of the Company insofar as they have not been acquired on a rental or leasing basis or have been pledged as security. Company items acquired on a rental or leasing basis, or those pledged as security are listed in full in Annex 5.

3.	As regards the balance sheet assets of the Company, there are no restrictions on sale with the exception of the items pledged as security, listed in Annex 6, and no third-party rights, with the exception of the retentions of title of their suppliers.

4.	The structure of the assets (including any distribution of profits undertaken in the intervening period, cf. Clause 10 sub-clause 11) and liabilities of the Company essentially corresponds to that shown in the certified annual financial statements dated 31.12.2002.

5.	The audited annual financial statement of the Company dated 31.12.2002 – Annex 7 – comprising the balance sheet, profit and loss account and enclosures and including the status report (hereinafter: “Annual Financial Statement”), was prepared in accordance with German GAAP as well as with regard to the continuity of accounting and appraisal and provides a true picture of the Company’s assets and liabilities and its financial and profit situation. Insofar as there is a capitalization option, capitalization has not occurred. Insofar as there is an option to disclose liability, this has been carried out. All write-offs permitted by law have been charged. All reserves permitted by law have been created. Insofar as disclosure of liability has not been accounted for, all liabilities (including obligations arising from sponsorships) have been shown on the balance sheet.

6.	All fixed and current assets of the Company are insured against the risks listed in detail in Annex 8 to this Sale and Purchase Agreement (insurance company, insured amount, insured risk, annual premium).

7.	The Company is not responsible for the liability of third parties.

8.	The Company has no liabilities with more than 1 year left to run, other than the leases, leasing agreements and rental agreements, which have been disclosed to the Purchaser in Annex 5, and the liabilities listed in Annex 9. Short-term liabilities arising from ordinary, current operations have not been listed.

9.	There has been no deterioration in the financial position of the Company between 31.12.2002 and the Signing Date. The Buyer is aware of the profit distribution pursuant to Clause 10 sub-clause 11. Distribution of profits as specified in this Sale and Purchase Agreement is not regarded as a deterioration in the financial position of the Company

10.	The business of the Companies has been conducted in accordance with proper business practice at all times up until the Signing Date, in the same way as before, to the same extent as before and in such a way so as not to endanger the interests of the Company. The Sellers guarantee, in particular, that the Company has not deviated from past practice in setting the prices for its products and services and that the government and PHI reimbursement levels for hearing aids and services have not changed.

11.	Apart from the distribution of profits amounting to € 1,950,000.00 on 3 April 2003, the Sellers have not distributed any other profits (including concealed ones), nor have they passed any resolutions for the distribution of profits. The Sellers have not passed any shareholder resolutions to that effect, nor initiated or implemented any payments (including concealed ones), prior to the Signing Date, and shall not pass any such resolutions or initiate any such payments prior to the Transfer Date.

12.	No judicial or extra-judicial claims have been brought by contracting partners of the Company arising from defective delivery or service, or under warranty, which exceed the usual scope of the Company’s business, or as a result of unlawful or illegal conduct; nor is the Seller aware that such claims may exist. The “usual scope of the Company’s business” appears in the 2002 annual financial statement under (lump sum) provisions. With the exception of the proceedings against the Company set out in Annex 10a, there are no further proceedings pending against the Company.

13.	With the exception of the proceedings set out in Annex 10b and pursuant to Clause 5 sub-clause 1 (Annex 1a) and Clause 11 sub-clause 6.1 (Annex 16), there are no further proceedings pending which have been brought by the Company with a value in excess of €10,000.00. To the best of Sellers knowledge there is no basis for any such claims.

14.	No claims have been brought against the Company by third parties relating to the infringement of intellectual property rights and to Sellers’ best knowledge there is no basis for such claims.

15.	The 2002 Annual Financial Statements of the Company (Annex 7) show all the liabilities and potential liabilities of the Company in every case in amounts adequate to satisfy the liabilities. The receivables shown therein have been adjusted after due assessment of the circumstances and are stated at least at their net realizable values.

§ 11 Sellers’ Guarantee on Employment Relations and other Contractual and Legal Considerations

1.	As regards employment relations, the Sellers guarantee and warrant as follows as of the Signing Date:

1.1.	A complete list of the employees of the Company is attached as Annex 11. It contains names, dates of birth, marital status, date of joining the Company, current remuneration plus any ancillary benefits, any special arrangements, special status (known disability, known pregnancy).

1.2.	The Company has no pension obligations.

1.3.	As of the date of the Contract, the Company is not bounded to any collective agreements. No works agreements exist.

1.4.	Apart from the bank powers of attorney set out in Annex 12, no powers of attorney (including procurations, commercial powers of attorney) have been granted.

1.5.	The Company has not granted its staff any extra remuneration, extra holiday, salary or wage increases, company pensions or such like, apart from the rights contained in Annex 11.

2.	The Sellers declare that, apart from the agreements expressly referred to in Annex 11, no other legal relationships exist between the Company and the Sellers or their dependents or companies in which the Sellers or their dependents have an interest.

3.	The lists of customers shall remain in the Company and will be available to the Purchaser from the Transfer Date. The Sellers shall not retain any copies of these documents.

4.	Annex 13 contains a full and accurate list of existing contracts and undertakings concluded by the Company, verbally or in writing, in relation to which at least one of the following characteristics applies:

4.1	All contracts, concluded after 1st January 2003, relating to the acquisition or sale of fixed assets including intangible assets, tangible assets and investments whose value exceeds € 5,000.00 each, or € 20,000.00 if added together;

4.2	All licensing agreements, entered into by the Company either as licensor or licensee, insofar as the respective annual license fee exceeds individually € 5,000.00; this shall not include license agreements relating to commonly used business software;

4.3	All loan agreements entered into by the Company as lender or borrower with the exception of extensions of time for payment of debts or liabilities which are standard practice and form part of normal business transactions;

4.4	All sureties, assumptions of indebtedness, guarantees (other than warranties given to their customers), sponsorships or similar undertakings;

4.5	All contracts with consultants insofar as the annual financial burden arising therefrom exceeds individually € 5,000.00; this shall not include agreements concluded verbally with ENT (ear, nose and throat) doctors, and with companies set up and run by them, Annex 14 contains examples of such agreements;

4.6	All contracts and undertakings relating to profit shares, participation in turnover or other profit-related bonuses and similar contracts not already covered by Annex 11;

4.7	All co-operation and similar contracts with third parties as well as any anti-competitive agreements or undertakings still in existence as of the Signing Date with the exception of declarations of discontinuance which have been given in connection with anti-competitive proceedings or in order to avert such proceedings and which do not aversely affect the proper business practice of the Company;

4.8	All contracts or undertakings concluded outside the usual scope of Company’s business insofar as they give rise to a financial burden that exceeds € 5,000.00 in the individual case.

5.	Annex 15 contains a full and accurate list of all intellectual property rights (patents, design patents, trademarks), trade names, including Internet domains and copyrights, which belong to the Company or for which a right of use has been granted to the Company. Apart from those contained in the aforementioned list, the Company does not have any other intellectual property rights or copyrights nor does it need to. End-User-License-Agreements for standard software are not included in the list, nor is software used for programming hearing aids.

6.	As of the Signing Date in each case, the Sellers further declare:

6.1.	Apart from the interim injunctions/orders listed in Annex 16, there have been no judicial decisions and / or official measures which could give rise to restrictions or impediments to the existing business of the Company nor, to the Sellers’ knowledge, are any expected, other than the debt recovery lawsuits involving health insurance companies pursuant to Clause 5 and Annex 1a, of which the Purchaser is already aware and which are pending before the courts as at the Signing Date.

6.2.	The business operations of the Company do not, to the Sellers’ knowledge, give rise to any breach of regulations, guidelines or official directions. There are no judicial or official proceedings pending as a result of a breach of regulations or directions under public law or resulting from the suspicion that criminal or administrative offences have been committed.

6.3.	Payments in respect of income tax and statutory insurance contributions deducted on behalf of employees and due for payment have been properly determined, accounted for and paid insofar as they are due.

6.4.	The Company is not in default with respect to essential services to customers or any essential payment obligations.

6.5.	There are no disputes under tax or criminal law.

7.	The Company has at all times complied with any and all applicable Environmental Laws. As far as it is aware, the Company has not been threatened with any investigation or enquiry by any organization or authority, or received any complaint, in connection with the Environment.

8.	The Sellers, and those commissioned by them, have provided the Purchaser with all the information that has been requested, as well as all the information, which, in the Sellers’ reasonable estimation, may be of importance to the Purchaser.

§ 12 Sellers’ Guarantee on Information contained in the Annual Financial Statement

1.	The Company’s audited annual financial statement for the financial year 2002 has been submitted to the Purchaser as Annex 7.

2.	All tax declarations have been properly and promptly submitted to the tax authorities. A copy of the recent tax return for 2002 is contained in Annex 17.

3.	Sufficient reserves have been allowed in the Company’s annual financial statement with respect to all known risks.

4.	All the financial statements of the Company, since the 1999 financial statement, have been prepared in compliance with the German GAAP (cf. Clause 10, sub-clause 5) and shall remain at the Company’s disposal after the Transfer Date. The Purchaser is aware that no tax audit of the Company has yet been carried out.

5.	The Company has not made any payments to its shareholders, which could be regarded as repayments of capital (including concealed payments). All payments to the shareholders have been made in accordance with all the requirements relating to withholding and/or payment of tax.

§ 13 Taxes, Charges, Contributions

1.	As soon as the total value of tax liabilities, including interest under Section 233a of the Tax Code (AO), charges and contributions, particularly contributions to professional associations, including any interest arising in that respect, which relate to the period prior to 31st December 2002 and have not already been accounted for in the balance sheet up to 31st December 2002, exceeds €10,000.00, the amount in excess of €10,000.00 shall be borne by the Sellers. The Sellers must in any case indemnify the Company internally against such liability. Should the tax authorities carry out period-end deferments as part of company audits, any resulting liabilities shall be paid by the Company

2.	At the request of the Sellers, the Purchaser shall see that the Company takes all reasonable legal measures to oppose tax assessments and other decisions by the tax authorities, social insurance institutions and professional associations that relate to the period prior to 31st December 2002. At the Purchaser’s request, the Sellers are under a duty to support the Purchaser and the Company in defending claims in respect of tax, charges and contributions. In particular, they shall co-operate in connection with external and internal audits of every sort and inform the Purchaser voluntarily about the factual position for tax law purposes insofar as it concerns the period prior to the Transfer Date. In the event of defeat, costs accruing to the Company and/or the Purchaser in this connection at the request of the Sellers shall be paid by the Sellers

3.	In the event of an audit relating to tax, charges and contributions, which relate to the period prior to 31st December 2002, the Purchaser shall inform the Sellers and co-ordinate the measures to be taken.

§ 14 Legal Consequences of a Breach of Guarantees and Warranties

1.	In the event that one or more of the declarations made by the Sellers under Clauses 8 to 12 prove to be inaccurate or incomplete, in whole or in part, the Sellers shall place the Purchaser and the Company in the position they would have been in if the guarantee (s) and warranty (ies) had been correct. If the Sellers fail to establish compliance with the contractual requirements within a reasonable time, but in any case within three months at the latest, or if it is not possible for them to do so, the Purchaser may claim damages in cash. There is no right to rescind this Sale and Purchase Agreement.

2.	Claims under warranty brought by the Purchaser, irrespective of the legal grounds, shall lapse within 3 months of the time at which the Buyer becomes aware of these claims, or 2 years after the Transfer Date, whichever is the sooner (“Time Limitation”). Notwithstanding sentence 1, the Time Limitation with respect to all claims arising from and in connection with tax, charges and contributions (Clause 13) shall only start to run as from the date on which the relevant assessment came into effect (is final and binding), but shall be shortened to six months.

3.	As regards compliance with the time limit, it shall be sufficient for the Sellers to have been notified of the claims in writing or by fax. Following receipt of such notification, a two-year limitation period shall start to run which may only be interrupted or suspended in accordance with the statutory provisions.

§ 15 Guarantee Undertaking

The Guarantor, who is party to this Sale and Purchase Agreement to this extent, shall be responsible for ensuring the fulfillment by the Buyer of the obligations of the Buyer arising from this Sale and Purchase Agreement.

§ 16 Costs, Other Provisions

1.	The costs of the notarization of this Sale and Purchase Agreement and effecting the necessary applications for entries in the Companies Register shall be borne by the Purchaser. The costs of advisors shall be borne by the respective parties themselves.

2.	All annexes to this Sale and Purchase Agreement shall form an integral part of the Sale and Purchase Agreement.

3.	This Sale and Purchase Agreement and its annexes shall replace all earlier agreements between the parties relating to its subject matter and thus provides an exhaustive representation of all the agreements between the parties.

4.	Amendments and additions to the Sale and Purchase Agreement must be in writing and must make express reference to this Sale and Purchase Agreement. This also applies to any waiver of the requirement of the written form.

5.	The Sale and Purchase Agreement shall be subject to the law of the Federal Republic of Germany; the UN convention of the international sale of goods shall not apply.

6.	The exclusive place of jurisdiction for all disputes arising under this Sale and Purchase Agreement shall be Hamburg.

7.	In the event of a dispute as to the interpretation of this Sale and Purchase Agreement, the German version of the Sale and Purchase Agreement shall prevail.

8.	In the event that one or more provisions of this Sale and Purchase Agreement are invalid, the contracting parties shall conclude a legally valid replacement provision as close as possible to the economic purpose of the invalid provision.

§ 17 Power of Attorney

All parties of the Sale and Purchase Agreement authorize

Mr. Juergen Schmidt-Reissig, Chief of the Notary’s office (“Buerovorsteher”), Ms Corina Kaselitz, paralegal (“Rechtswirtin”), Ms Annette Delf, Lawyer (“Assessorin”), all with address at: Moenckebergstr. 27, 20095 Hamburg, to be released from the restrictions under Section 181 BGB (German Civil Code), to give and accept supplementary and alternative declarations in connection to the aforementioned Sales and Purchase Agreement and to undertake any necessary registrations at the Registry Court. This power of attorney is without any restrictions in relation to third parties. In relation to the parties of the Sale and Purchase Agreement they are only permitted to make use of their power of attorney after prior written consent of the parties.

§ 18 Final Clause

Sellers declare with regard to Section 1365 BGB (German Civil Code):

I, Eckart Suhl, have agreed with my wife the matrimonial regime of separation of property.

We, Andreas Coburger and Oliver Burmester, live with our wives in the statutory matrimonial regime (“community of accrued gain”), but we are both not constrained with regard to Section 1365 BGB (German Civil Code) to dispose of our shares because these shares are not our substantial assets.

A German version of this Sale and Purchase Agreement is attached to this deed and signed by all parties of this Sale and Purchase Agreement.

With Appendices 1b and 2 read out to the parties, this Sale and Purchase Agreement is approved and signed by the parties:

Signature page attached.

Signatures

Sellers:

/s/ Eckart Suhl
Eckart Suhl

/s/ Andreas Coburger
Andreas Coburger

/s/ Oliver Burmester
Oliver Burmester

Buyer:

/s/ Klaus Landry
Klaus Landry, Director
PALME Verwaltungsgesellschaft mbH

Guarantor:

/s/ Andrew G. Raguskus
Andrew G. Raguskus
President and Chief Executive Officer
Sonic Innovations, Inc.

Notary:

/s/ Jochen Bach
Jochen Bach